SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of December, 2004

Commission File Number 0-28860

NET SERVIÇOS DE COMUNICAÇÃO S.A.
(Exact name of registrant as specified in its charter)

Net Communications Services Inc.
(Translation of Registrant's name into English)

Rua Verbo Divino, 1356
04719-002 - São Paulo-SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):82-___

RELEVANT NOTICE

Net Serviços de Comunicação S.A. (the “Company” or “Net”), a publicly held company, with headquarters located in the city and state of São Paulo, at Rua Verbo Divino nº 1.356 - 1º andar, Chácara Santo Antônio, Corporate Taxpayers’ Identification (CNPJ/MF) 00.108.768/0001-65, in compliance with CVM Instruction # 358/02 and complementing the relevant notice dated as of November 24, 2004, publicly announces that on December 23, 2004, as registered in the books of Net’s shares custodian bank, the exchange of fifty-one million, seven hundred and four thousand and eight (51,704,008) preferred shares issued by Net held by Globo Comunicações e Participações S.A. and Distel Holding S.A., representative of 2.55% of Net’s total capital, for fifty-one million seven hundred and four thousand and eight (51,704,008) common shares issued by Net held by RBS Participações S.A. (“RBS”), representative of 2.55% of Net’s total capital.

As a result of the conclusion of this transaction, the rights and obligations of RBS as party of the existing Net’s Shareholders Agreement are terminated for all purposes and effects.

São Paulo, December 23, 2004.

Leonardo P. Gomes Pereira
CEO and Investor Relations Officer
Net Serviços de Comunicação S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 23, 2004

NET SERVIÇOS DE COMUNICAÇÃO S.A.

By:	/S/ Leonardo Porciúncula Gomes Pereira
Leonardo Porciúncula Gomes Pereira Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.